The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

June 20, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549
Attention: Mara Ransom
Assistant Director

Re:         QPAGOS

Amendment No. 2 to Registration Statement on Form S-1

Filed May 5, 2017

File No. 333-212859

Dear Ms. Ransom:

Thank you for your May 18, 2017 letter regarding QPAGOS (“QPAGOS”). In order to assist you in your review of QPAGOS’ Form S-1, we hereby submit a letter responding to the comments and Amendment No. 3 to Form S-1 (the “Registration Statement”) marked to show changes. For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

The Offering, page 4

1.	Please reconcile the total number of shares to be outstanding after the offering to your disclosure in the financial statements

Response: We have reconciled the total number of shares outstanding after the offering to our disclosure in the financial statements under The Offering on page 4.

The total number of issued shares disclosed under the offering is 55,604,000 common shares, the number of shares as disclosed in the financial statements is recorded as 55,454,000 shares.

Securities and Exchange Commission

June   , 2017

The difference of 150,000 common shares relates to shares issued to a note holder as returnable shares as disclosed in the first paragraph of note 18, Subsequent Events, on page F-32.

These shares have not been recorded as issued in the financial statements during the quarter ended March 31, 2017 either due to the following guidance:

ASC 505-50-S99-1 Presentation of Unvested, Forfeitable Equity Instruments Granted to a Nonemployee The SEC staff has received inquiries on the appropriate balance sheet presentation of arrangements where unvested, forfeitable equity instruments are issued to an unrelated nonemployee (the counterparty) as consideration for future services. The arrangements addressed by the staff entitle the grantor to recover the specific consideration paid, plus a substantial mandatory penalty, as a minimum measure of damages for counterparty nonperformance. Consequently, pursuant to paragraph 505-50-30-12 : , sufficiently large disincentives for counterparty nonperformance exist such that a performance commitment and measurement date have been achieved as of the date of issuance. The fair value of these arrangements is measured in accordance with paragraph 505-50-30-6 : . Practice appears mixed as to whether such transactions are recorded at the measurement date. Some registrants make no entries until performance occurs, while others record the fair value of the equity instruments as equity at the measurement date and record the offset either as an asset or as a reduction of stockholders' equity (contra-equity). This announcement sets forth the SEC staff's position on the appropriate accounting at the measurement date.

In evaluating the appropriate balance sheet classification for the above arrangements, the staff considered the following guidance:

• Paragraph 505-50-25-4 : , which states that the guidance does not address the period(s) or the manner (that is, capitalize versus expense) in which an enterprise should recognize the fair value of equity instruments that were issued, other than to reach a consensus that an asset or expense should be recognized in the same period(s) and in the same manner (capitalize or expense) as if the enterprise had paid cash for the goods or services instead of issuing equity instruments.

The SEC staff believes that if the issuer receives a right to receive future services in exchange for unvested, forfeitable equity instruments, those equity instruments should be treated as unissued for accounting purposes until the future services are received (that is, the instruments are not considered issued until they vest). Consequently, there would be no recognition at the measurement date and no entry should be recorded.

Since the commitment does not arise until a future date, these shares have not been recorded as issued until such time as we deem the likelihood that the commitment fee will be paid as probable.

Securities and Exchange Commission

June   , 2017

Outstanding Equity Awards at Fiscal Year-End, page 44

2.	It appears that you may have updated the table for the fiscal year ended December 31, 2016, but your disclosure states that the table reflects the “outstanding equity awards held by Qpagos Corporation’s named executive officers at December 31, 2015.” Please revise to provide disclosure for the fiscal year ended December 31, 2016. Please see Item 402(p) of Regulation S-K.

Response: We have revised to provide disclosure as requested.

Security Ownership of Certain Beneficial Owners and Management, page 44

3.	It appears that you may have updated the table as of May 3, 2017, but your disclosure states that the table reflects “the beneficial ownership of our common stock as of December 21, 2016.” Please revise to provide disclosure regarding the beneficial ownership of your common stock as of a recent practicable date. Please see Item 403 of Regulation S-K.

Response: We have updated the date of the beneficial ownership table.

Financial Statements, page 52

4.	Please update the financial statements to include interim financial statements for the periods ended March 31, 2017 and 2016. Please refer to Rules 8-08 of Regulation S-X.

Response: We have updated the financial statements to include March 31, 2017 and 2016.

Notes to the Consolidated Financial Statements

1.	Organization and Description of Business

f)     Fair Value of Financial Instruments, page F-8

5.	We note your disclosure that you did not identify any other assets or liabilities that are required to be presented on the balance sheets at fair value. However, we note that the derivative liability is recorded at fair value. Please revise your disclosure as applicable and provide the disclosures required by ASC 820-10-50-2 to the extent applicable.

Response: The disclosure has been revised, the disclosures required by 820-10-50-2 have been provided in the accounting policy note, Fair Value of Financial Instruments and in note 11 to the financial statements.

Securities and Exchange Commission

June   , 2017

k)     Accounts Receivable and Allowance for Doubtful Accounts, page F-13

6.	Please disclose the allowance for doubtful accounts at each balance sheet date. Please refer to ASC 310-10-50-4.

Response: We have disclosed the allowance for doubtful accounts at each balance sheet date in our accounting policy note..

10. Convertible Note Payable, page F-25

7.	Please disclose the pre-determine formula related to the conversion price of the note. This comment also applies to the notes disclosed in first and third paragraphs of Note 18 on page F-32. Please refer to ASC 505-10-50-3.

Response: We have disclosed the pre-determine formula related to the conversion price of the note in Note 10 and Note 18 of the financial statements for the years ended December 31, 2015 and 2016. We have also included the appropriate disclosure in the interim financial statements

Item 15. Recent Sales of Unregistered Securities, page II-1

8.	Please reconcile your disclosure in the tenth paragraph on page II-2 to your disclosure in note 18.

Response: We have removed the tenth paragraph on page II-2, these shares were not issued to the investor.

* * *

QPAGOS acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. QPAGOS acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. QPAGOS acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: QPAGOS